U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person             Rick Tuberosa
                                                    6507 King Palm Way
                                                    Apollo Beach, FL  33572

2. Issuer Name and Ticker or Trading Symbol         Network Systems
                                                    International, Inc. (NESI)

3. IRS Number of Reporting Person, if an
   Entity (Voluntary)                               ###-##-####

4. Statement for Month, Year                        June 30, 1999

5. If Amendment, Date of Original                   N/A

6. Relationship of Reporting Person to Issuer       Director
   (Check all applicable)

7. Individual or Joint/Group Filing                 _x_ Form filed by one
   (Check Applicable Line)                              Reporting Person
                                                    ___ Form filed by more
                                                        than one Reporting
                                                        Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security                                Common Stock

2. Transaction Date
   (Month/Day/Year)                                 June 18, 1999

3. Transaction Code (Instr. 8)                      Code: P/K

4. Securities Acquired (A) or Disposed of (D)       Amount: 50,000 shares
                                                    (A) or (D) A
                                                    Price:  Swap NESI .01
                                                    par value stock traded
                                                    for .01 par value
                                                    privately held stock
5. Amount of Securities Beneficially
   Owned at End of Month                            113,129

6. Ownership form:
   Direct (D) or Indirect (I)                       (I) 113,129

7. Nature of Indirect Beneficial Ownership          Mr. Tuberosa is owner-
                                                    operator and majority
                                                    shareholder of Palm
                                                    State Equities, Inc. and
                                                    holds the stock as
                                                    beneficial owner of such
                                                    shares


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                     N/A

2. Conversion or Exercise Price of Derivative
   Security

3. Transaction Date (Month/Day/Year)


4. Transaction Code                                 Code:
                                                    V:
5. Number of Derivative Securities Acquired (A)
   Or Disposed of (D)

6. Date Exercisable and Expiration Date              Date Exercisable:
     (Month/Day/Year)                                Expiration Date:

7. Title and Amount of Underlying Securities         Title:
                                                     Amount of Number of Shares:
8. Price of Derivative Security

9. Number of Derivative Securities Beneficially
   Owned at End of Month

10.Ownership form of Derivative Security:  Direct (D)
   Or Indirect (I)

11.Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Rick Tuberosa

Rick Tuberosa

Date:  7/13/99